Filed by Embraer-Empresa Brasileira de Aeronautica S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933

                 Subject Company: Embraer-Empresa Brasileira de Aeronautica S.A.
                                                     Commission File No. 1-15102



                                 [EMBRAER logo]



                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.



                                NOTICE TO MARKET


Embraer - Empresa Brasileira de Aeronautica S.A. announces that its Board of Directors will hold a meeting on January 19, 2006 at 2:00 p.m. EST to discuss details of a proposal to change Embraer's capital structure (the "Proposal"). The Proposal was submitted by Embraer executive officers. If accepted, the Company will be listed on the Novo Mercado segment of the Sao Paulo Stock Exchange (the "BOVESPA") - a special trading segment for companies meeting the highest levels of Brazilian corporate governance standards.

The Proposal's main goal is to provide long-term growth opportunities for Embraer by facilitating access to the capital markets and increase financing resources for future new program developments. Embraer executive officers believe that if the Proposal is implemented, shareholders will benefit from a potential increase in liquidity of the shares, resulting in a larger market capitalization of the company, and from the adoption of enhanced corporate governance practices and transparency standards, because all shareholders will be given the right to vote.

If the Proposal is approved by the Board of Directors, it will be submitted for approval in a General Shareholders' Meeting, where all shareholders, regardless of the type of shares they own, will have the right to vote as described at the end of this document.

References to shares issued by the Company and shares not subject to the Embraer Shareholders' Agreement shall be deemed to also include American Depositary Shares ("ADSs") issued under Embraer's American Depositary Receipt ("ADR") program. References to Embraer shareholders shall be deemed to also include holders of Embraer ADSs.

                          SUMMARY OF EMBRAER'S PROPOSAL

The implementation of the Proposal is summarized as follows:


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     -    The General Shareholders' Meeting of Embraer will be held to discuss the merger of the Company with and into a new entity (the "New Corporation"), created as a vehicle to implement the transactions described in the Proposal, that will initially hold all 145,527,000 Embraer common shares subject to the Shareholders' Agreement - these shares are currently owned by the controlling shareholders: Cia. Bozano, and pension funds, Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI and Fundacao Sistel de Seguridade Social (the "Current Controlling Shareholders").

     - If the Proposal is implemented: (i) Embraer will cease to exist and, consequently, its shares, including preferred shares and ADSs, will cease to be outstanding. Embraer shareholders will receive common shares (including in the form of ADSs) of the New Corporation which will succeed Embraer in all its rights and obligations. Embraer's Shareholders' Agreement will have no further effect. The bylaws of the New Corporation will prohibit the issuance of preferred shares.

     - The Golden Share, a special class of common share issued by Embraer to the Federal Government, will be replaced by another Golden Share, to be issued by the New Corporation. After the implementation of the Proposal, if approved, the Federal Government will maintain its special rights, established during the privatization of Embraer, in order to protect the strategic interests of Brazil, inherent to Embraer's business activities.

     - If the Proposal is implemented, the New Corporation will be registered as a public company with the Comissao de Valores Mobiliarios (CVM), the Brazilian securities and exchange commission. As Embraer believes in openness and transparency, it will ask for the approval of BOVESPA to trade the common shares of the New Corporation on the Novo Mercado segment. In addition, the necessary steps will be taken to list the ADSs of the New Corporation on the New York Stock Exchange (NYSE). To complete all actions included in the Proposal, the New Corporation will have its name changed to Embraer - Empresa Brasileira de Aeronautica S.A.

     The General Shareholders' Meeting will only be held after registration with the U.S. Securities and Exchange Commission - SEC.

     - The bylaws of the New Corporation will have the following control mechanisms:

     (i) As the New Corporation will only issue common shares (including in the form of ADSs), all shareholders - including the depositary bank of the ADR program of the New Corporation, which will vote according to instructions received by the holders of ADSs - will have voting rights. As a result, the New Corporation will be able to be listed on the Novo Mercado segment of the BOVESPA.

     (ii) Dispersed ownership through a mechanism that limits each shareholder's or group of shareholders' voting rights to 5%, regardless of the amount of shares or ADSs owned.

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     (iii)Votes attributed to all foreign shareholders at a shareholders'
     meeting shall not exceed 40% of the total amount of votes of such meeting. This provision preserves the restriction on foreign shareholders from assuming control of Embraer established at the time Embraer was privatized.

     (iv) The restrictions described above apply only to voting rights and do not, with the exception of the provisions in item "v" below, limit the number of shares or ADSs that can be owned, and the economic rights associated with these shares or ADSs, including payment of dividends.

     (v) The acquisition by any shareholder or group of shareholders of the New Corporation of shares representing more than 35 percent of its capital stock must be approved by the Federal Government, in its capacity of holder of the Golden Share. If the Federal Government approves the acquisition, a public offering for all outstanding shares and ADSs must be held, according to the price established under the bylaws.


                EXCHANGE RATIO OF EMBRAER SHARES AND ADSs FOR NEW
             CORPORATION SHARES AND ADSs AND PREMIUM ATTRIBUTED TO
                  SHARES SUBJECT TO THE SHAREHOLDERS' AGREEMENT


Embraer executive officers understand that common shares held by the Current Controlling Shareholders and subject to the Shareholders' Agreement, have a higher value than all other shares not subject to the Shareholders' Agreement. This higher value is based on a financial-economic analysis specifically conducted to assign an exchange ratio of these shares with the new shares issued by the New Corporation. The implementation of the Proposal, if approved, will result in dispersed share ownership of the New Corporation and, as a result, will equalize the value of all shares of the New Corporation, giving all shareholders the ability to influence its management.

If the Proposal is implemented, (i) each Embraer common share subject to the Shareholders' Agreement will be exchanged for 1.1153 shares of New Corporation; and (ii) the Proposal sets forth that, as a result of its implementation, if approved, each other Embraer share, regardless of type, will be exchanged for one New Corporation common share (including in the form of ADSs). As a result, the Current Controlling Shareholders will gain a 9% premium with respect to the exchange of Embraer shares subject to the Shareholders' Agreement.

After the implementation of the Proposal, if approved, holders of the Embraer shares subject to the Shareholders' Agreement will have their participation in the capital stock of the New Corporation increased from 20.16% to 21.97%. On the other hand, all other holders of shares not subject to the Shareholders' Agreement, including those owned by the Current Controlling Shareholders, will have their participation in the capital stock reduced from 79.84% to 78.03%, which implies a 2.3% dilution.

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Common and preferred shares owned by the Current Controlling Shareholders, but not subject to the Shareholders' Agreement, will not receive a premium, and therefore, be treated equally with the shares held by the minority shareholders.

The Current Controlling Shareholders will not be permitted to trade any of their shares during six months after the General Shareholders' Meeting. This restriction has the effect of confirming the commitment of the Current Controlling Shareholders to the future of New Corporation. It also has the effect of preventing that large volumes of New Corporation shares are sold following the completion of the implementation of the Proposal.


             VOTING PROCEDURES AT THE EMBRAER GENERAL SHAREHOLDERS'
                         MEETING TO APPROVE THE PROPOSAL

If approved by the Board of Directors, the Proposal will be submitted to all shareholders, regardless of the class of shares they own, in two stages, subject to the veto of the Golden Share held by the Federal Government.

In a first stage, the Proposal will be submitted to approval of all Embraer shareholders (including the depositary bank of the ADR program, which will vote as instructed by ADS holders), but excluding the Current Controlling Shareholder, that will not vote, directly or indirectly, during the first stage.

If the Proposal is rejected by more than 50% of the outstanding shares (outstanding shares, for this purpose, to be considered all shares issued and outstanding by Embraer, excluding those held by Embraer's management and the Current Controlling Shareholders, whether or not subject to the Shareholders' Agreement) in the first stage, then in the second stage the Current Controlling Shareholders will vote against the Proposal. If the Proposal is not rejected by more than 50% of the outstanding shares in the first stage, then the Current Controlling Shareholders may vote as they wish, whether directly or indirectly.

All information regarding the Proposal, including the merger agreement and its exhibits, such as the valuation reports, evaluations, financial-economic analysis, financial statements, and the new bylaws to be proposed, will become available as soon after the meeting of the Board of Directors as practicable, at www.embraer.com.

If the Proposal is approved, Embraer and the New Corporation will file important documents with the SEC. If the Proposal is approved, investors and security holders are urged to carefully read these documents when they become available, because they will contain important information. Investors and security holders may obtain copies of these documents for free, when available, at the SEC's web site at www.sec.gov, as well as with the Company and on its web site at www.embraer.com, or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 Sao Jose dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12-3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br).

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Embraer will provide further details regarding the Proposal promptly after the meeting of its Board of Directors to be held on January 19, 2006.

                     Sao Jose dos Campos, January 16, 2006.



                           Antonio Luiz Pizarro Manso
                   Executive Vice President Corporate and CFO


                           Investor Relations Contact:
                                +55 12 3927-4440
                        investor.relations@embraer.com.br


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         This communication may include forward-looking statements or statements about events or circumstances which have not occurred, including forward-looking statements regarding the timing of the meeting of the board of directors, fiscal council and shareholders of the company, the approval of the Proposal at any such meeting, and the expected changes that may be necessary if the Proposal is approved. The company has based these forward-looking statements largely on its current expectations about the Proposal, its implementation and the consequences arising therefrom. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Proposal by the company's board of directors, fiscal council or shareholders; political and business conditions, both in Brazil and in the company's market; and existing and future government regulations in Brazil and abroad.

         The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. The company undertakes no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur. Actual results could differ substantially from those anticipated in the forward-looking statements.
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